[FAB Letterhead]

By EDGAR

May 20, 2014

David W. Edgar

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

FAB Universal Corp.

Item 4.01 Form 8-K

Filed May 6, 2014

File No. 001-33935

Dear Mr. Edgar:

FAB Universal Corp., a Colorado corporation (the “Company”), hereby provides responses to comments issued in a letter dated May 9, 2014 (the “Staff’s Letter”) regarding the Company’s Current Report on Form 8-K (File No. 001-33935) (the “8-K”).  Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the 8-K reflecting the responses of the Company below.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

1.

Please amend your Form 8-K to state whether the decision to dismiss your former auditors was recommended or approved by your board of directors. Refer to Item 304(a)(1)(iii) of Regulation S-K.

RESPONSE:  As requested, we have revised to disclose that the decision to dismiss our former auditors was not recommended or approved by our board of directors.

2.

Please revise to state whether your audit committee or board of directors discussed the subject matter of each disagreement with the former accountant. Also, revise to state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each disagreement and, if not, describe the nature of any limitation thereon and the reason therefore. Include an updated letter from your former auditor addressing your revised disclosure as exhibit 16 to your Form 8-K/A. Refer to Item 304(a)(1)(iv) of Regulation S-K.

RESPONSE:  As requested, we have revised to disclose that our board of directors did not discuss the subject matter of each disagreement with the former accountant, but that the former accountant has been authorized by the Company to respond fully to the inquiries of the successor accountant concerning the subject matter of each disagreement

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher J. Spencer

Christopher J. Spencer